Exhibit (n)

PARNASSUS INCOME FUNDS

AMENDED AND RESTATED RULE 18f-3 MULTI-CLASS PLAN

Dated as of May 1, 2014

I.	Introduction.

Pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), the following sets forth the method for allocating fees and expenses among each class (as such term is used in the 1940 Act) of shares of the Parnassus Core Equity Fund series (the “Multi-Class Fund”) of Parnassus Income Funds (the “Trust”). In addition, this Rule 18f-3 Multi-Class Plan (this “Plan”) sets forth the service fees and other charges and fees of each class of shares of the Multi-Class Fund.

The Trust is an open-end management investment company registered under the 1940 Act, the shares of which are registered on Form N-1A (Reg. No. 033-36065) under the Securities Act of 1933, as amended. The Trust offers multiple classes of the Multi-Class Fund pursuant to the provisions of Rule 18f-3 and this Plan.

II.	Allocation of Expenses.

Pursuant to Rule 18f-3 under the 1940 Act, the Trust shall allocate to each class of shares any fees and expenses incurred by the Trust in connection with any service plan or arrangement pursuant to which the Multi-Class Fund pays fees to service providers that provide services to investors in the Multi-Class Fund. In addition, pursuant to Rule 18f-3, the Trust may allocate the following fees and expenses to a particular class of shares:

(i)	transfer agent fees and related expenses identified by the transfer agent as being attributable to such class of shares;

(ii)	printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses, reports, and proxies to current shareholders of such class of shares or to regulatory agencies with respect to such class of shares;

(iii)	blue sky registration or qualification fees incurred by such class of shares;

(iv)	Securities and Exchange Commission registration fees incurred by such class of shares;

(v)	the expense of administrative personnel and services (including, but not limited to, those of a fund accountant, or dividend paying agent charged with calculating net asset values or determining or paying dividends1), as required to support the shareholders of such class of shares;

[1]	Rule 18f-3 requires that services related to the management of the portfolio’s assets, such as custodial fees, be borne by the Trust and not by class.

(vi)	litigation or other legal expenses relating solely to such class of shares;

(vii)	fees of the Trust’s Trustees incurred as a result of issues relating to such class of shares; and

(viii)	independent accountants’ fees relating solely to such class of shares.

The initial determination of the class expenses that will be allocated by the Trust to a particular class of shares and any subsequent changes thereto will be reviewed by the Board of Trustees and approved by a vote of the Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust.

Income, realized and unrealized capital gains and losses, and any expenses not allocated to a particular class of the Trust pursuant to this Plan shall be allocated to each class of the Multi-Class Fund on the basis of the net asset value of that class in relation to the net asset value of the applicable series.

III.	Class Arrangements.

The following summarizes the service fees, exchange fees, and other fees and charges applicable to each class of shares of the Multi-Class Fund. Additional details regarding such fees and services are set forth in the Trust’s current Prospectus and Statement of Additional Information.

A.	Investor Class of Shares (Parnassus Core Equity Fund Series – Investor Class)

1.	Maximum Sales Load Imposed on Purchases: None.

2.	Maximum Sales Load Imposed on Dividends: None.

3.	Deferred Sales Load: None.

4.	Redemption Fee: None.

5.	Exchange Fee: None.

6.	Rule 12b-1 Distribution Expenses and Service Fees: None.

7.	Service Fees: Up to 0.25%.

8.	Management Fees: 0.75% of the first $30 million in assets, 0.70% of the next $70 million, 0.65% of the next $400 million, and 0.60% of the amount above $500 million.

B.	Institutional Class of Shares (Parnassus Core Equity Fund Series – Institutional Class)

1.	Maximum Sales Load Imposed on Purchases: None.

2.	Maximum Sales Load Imposed on Dividends: None.

3.	Deferred Sales Load: None.

4.	Redemption Fee: None.

5.	Exchange Fee: None.

6.	Rule 12b-1 Distribution Expenses and Service Fees: None.

7.	Service Fees: None.

8.	Management Fees: 0.75% of the first $30 million in assets, 0.70% of the next $70 million, 0.65% of the next $400 million, and 0.60% of the amount above $500 million.

IV.	Conversion.

Investor Class shares of the Multi-Class Fund may be converted into Institutional Class shares of the Multi-Class Fund if an investor’s account balance is at least $100,000. The transaction shall be based on the respective net asset value of each class on the trade date for the conversion.

If an investor’s account balance in the Institutional Class shares falls below $100,000, the Trust may convert the shares into the Investor Class shares. The Trust will notify the investor in writing before the mandatory conversion. The Trust shall give shareholders whose shares are being converted 60 days’ prior written notice in which to purchase sufficient shares to avoid such conversion.

V.	Board Review.

The Board of Trustees of the Trust shall review this Plan as frequently as it deems necessary. Prior to any material amendments to this Plan, the Trust’s Board of Trustees, including a majority of the Trustees that are not interested persons of the Trust, shall find that the Plan, as proposed to be amended (including any proposed amendments to create or alter a conversion feature or alter the method of allocating class and/or fund expenses), is in the best interest of each class of shares of a Multi-Class Fund individually and the Trust as a whole. In considering whether to approve any proposed amendment to the Plan, the Trustees of the Trust shall request and evaluate such information as they consider reasonably necessary to evaluate the proposed amendment to the Plan.

In making its initial determination to approve this Plan, the Board of Trustees focused on, among other things, the relationship between or among the classes and examined potential conflicts of interest between classes regarding the allocation of fees, services, reimbursement of expenses and voting rights. The Board evaluated the level of services provided to each class and the cost of those services to ensure that the services are appropriate and the allocation of expenses is reasonable. In approving any subsequent amendments to this Plan, the Board shall focus on and evaluate the above-referenced factors as well as any others deemed necessary by the Board.